UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)*

MERCURITY FINTECH HOLDING INC.
(Name of Issuer)

Ordinary Shares, par value $0.004
(Title of Class of Securities)

G59467202
(CUSIP Number)

Hong Mei Zhou Building 6, State Veteran’s Institute, No. 26, Mengla Road, Jinghong, Xishuangbanna Dai Autonomous Prefecture, Yunnan Province, China Phone: +86 1647264957
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	G59467202

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Hong Mei Zhou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,607,000(1)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
4,607,000(1)
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,607,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.6%(2)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Including reporting person’s holding of 4,607,000 ordinary shares.

(2) Based on the sum of 60,819,897 ordinary shares of the Issuer issued and outstanding as of July 31, 2024.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the ordinary shares, par value $0.004 per share (“Ordinary Shares”), of Mercurity Fintech Holding Inc., a Cayman Islands company (the “Issuer”), whose principal executive offices are located at 1330 Avenue of Americas, Fl 33, New York, 10019, United States.

The Issuer’s Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “MFH.”

Item 2.	Identity and Background

(a)	This statement of beneficial ownership on Schedule 13D is being filed by Hong Mei Zhou (the “Reporting Person”).

(b)	Address: Building 6, State Veteran’s Institute, No. 26, Mengla Road, Jinghong, Xishuangbanna Dai Autonomous Prefecture, Yunnan Province, China.

(c)	Occupations: Retired.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not as a result of such proceeding subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	China.

Item 3.	Source and Amount of Funds or Other Considerations

On May 1, 2023, Hong Mei Zhou entered into a share ownership transfer agreement (the “Share Ownership Transfer Agreement”) and a warrant transfer agreement (the “Warrant Transfer Agreement”) with Hanqi Li , pursuant to which Hong Mei Zhou acquired from Hanqi Li 4,607,000 ordinary shares and warrants to purchase 13,821,000 ordinary shares of the Issuer for US$4,146,300 derived from personal funds.

The description of the Share Ownership Transfer Agreement and Warrant Transfer Agreement as aforementioned is qualified in its entirety by reference to the complete text of the Share Ownership Transfer Agreement and the Warrant Transfer Agreement, which have been filed as Exhibit 99.1 and Exhibit 99.2, and which are incorporated herein by reference in its entirety.

Item 4.	Purpose of Transaction

The information set forth in Items 3 and 5 is hereby incorporated by reference in its entirety in this Item 4.

On April 30, 2024, Hong Mei Zhou surrendered 13,821,000 warrants to the Issuer pursuant to a warrant surrender agreement, for no consideration.

The description of the Warrant Surrender Agreement as aforementioned is qualified in its entirety by reference to the complete text of the Warrant Surrender Agreement, which have been filed as Exhibit 99.9 and which are incorporated herein by reference in its entirety.

The Reporting Person acquired the Shares for investment purposes and intends to review and evaluate its investment in the Company on a continuous basis. Depending upon various factors, including but not limited to the business, prospects and financial condition of the Reporting Person and the Issuer and other developments concerning Reporting Person and the Issuer, market conditions and other factors that the Reporting Person may deem relevant to its investment decision, and subject to compliance with applicable laws, rules and regulations, the Reporting Person may in the future take actions with respect to its investment in the Company as it deems appropriate with respect to any or all matters required to be disclosed in this Schedule 13D, including without limitation changing its intentions or increasing or decreasing its investment in the Company or engaging in any hedging or other derivative transactions with respect to the Ordinary Shares.

Item 5.	Interest in Securities of the Issuer

(a)	The Reporting Person beneficially owned a total of 4,607,000 ordinary shares (constituting 7.6% of the total issued and outstanding ordinary shares based on the sum of 60,819,897 ordinary shares of the Issuer issued and outstanding as of July 31, 2024).

(b)	The Reporting Person has 4,607,000 ordinary shares to which he has sole power to vote and dispose.

(c)	Except as disclosed in this Statement, the Reporting Person did not effect any transaction with respect to the Ordinary Shares during the past 60 days.

(d)	Except as disclosed in this Statement, to the best knowledge of the Reporting Person, no person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 3 and Item 4 are incorporated herein by reference in their entirety.

To the best knowledge of the Reporting Person, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description
99.1*	Share Ownership Transfer Agreement, dated as of May 1, 2023, by and between Hanqi Li and Hong Mei Zhou
99.2*	Warrant Transfer Agreement, dated as of May 1, 2023, by and between Hanqi Li and Hong Mei Zhou
99.3	Share Ownership Transfer Agreement, dated as of March 23, 2023, by and between Hanqi Li and Xin Rong Gan
99.4	Warrant Transfer Agreement, dated as of March 23, 2023, by and between Hanqi Li and Xin Rong Gan
99.5	Share Ownership Transfer Agreement, dated as of April 11, 2023, by and between Hanqi Li and Hailei Zhang
99.6	Warrant Transfer Agreement, dated as of April 11, 2023, by and between Hanqi Li and Hailei Zhang
99.7	Share Ownership Transfer Agreement, dated as of May 1, 2023, by and between Hanqi Li and Hong Mei Zhou
99.8	Warrant Transfer Agreement, dated as of May 1, 2023, by and between Hanqi Li and Hong Mei Zhou
99.9	Warrant Surrender Agreement, dated as of April 30, 2024

* Previously filed

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 15, 2024	/s/ Hong Mei Zhou
Name: Hong Mei Zhou
Title: Individual

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).